UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3



                      QUARTERLY REPORT PURSUANT TO RULE 58






                       Central and South West Corporation
--------------------------------------------------------------------------------
                      (Name of registered holding company)



                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202
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                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART


                   Name                          Energy or                     State         Percentage
               of Reporting                     gas-related     Date of         of            of Voting       Nature of
                 Company                          Company     Organization  Organization   Securities Held    Business
-------------------------------------------     -----------  -------------- ------------   --------------- ------------

Central and South West Corporation                Energy       1925           Delaware          NA           Registered Holding
                                                                                                                Company
   CSW Energy, Inc.                               Energy      Aug-83           Texas           100%          Holding Company

      CSW Development-I, Inc.                     Energy      Dec-90          Delaware         100%          Holding Company
        CSW Mulberry II, Inc.                     Energy      Feb-94          Delaware         100%          Holding Company
           CSW Mulberry, Inc.                     Energy      Feb-94          Delaware         100%          Holding Company
         Polk Power GP II, Inc.                   Energy      Mar-95          Delaware         50%           Holding Company
            Polk Power GP, Inc.                   Energy      Sep-91          Delaware         50%           Holding Company
               Polk Power Partners, L.P.          Energy      Feb-92          Delaware        46.25%         Qualifying Facility
         CSW Orange II, Inc.                      Energy      Mar-95          Delaware         100%          Holding Company
            CSW Orange, Inc.                      Energy      Apr-93          Delaware         100%          Holding Company
         Orange Cogeneration GP II, Inc.          Energy      Mar-95          Delaware         50%           Holding Company
            Orange Cogeneration G.P., Inc.        Energy      Feb-93          Delaware         50%           Holding Company
               Orange Cogeneration Limited        Energy      Feb-93          Delaware         50%           Qualifying Facility
                           Partnership
         Noah I Power GP, Inc.                    Energy      May-91          Delaware         100%          Holding Company
         Noah I Power Partners, L.P.              Energy      May-91          Delaware        94.5%          Holding Company
            Brush Cogeneration Partners           Energy      Nov-91          Delaware        47.25%         Qualifying Facility

      CSW Ft. Lupton, Inc.                        Energy      Apr-93          Delaware         100%          Holding Company
         Thermo Cogeneration Partnership, L.P.    Energy      Apr-93          Delaware         50%           Qualifying Facility

      CSW Sweeny GP I, Inc.                       Energy      Sep-95          Delaware         100%          Holding Company
         CSW Sweeny GP II, Inc.                   Energy      Sep-95          Delaware         100%          Holding Company
      CSW Sweeny LP I, Inc.                       Energy      Sep-95          Delaware         100%          Holding Company
         CSW Sweeny LP II, Inc.                   Energy      Sep-95          Delaware         100%          Holding Company
            Sweeny Cogeneration Limited           Energy      Sep-95          Delaware         100%          Qualifying Facility
                           Partnership
      CSW Power Marketing, Inc.(*)                Energy      Mar-96          Delaware         100%          Dormant

      CSW Services International, Inc. (*)        Energy      Mar-97          Delaware         100%          Dormant


  Public Service Company of Oklahoma (PSO)        Energy      May-13          Oklahoma         100%          Electric Utility
    Excel Energy Technologies, Inc.               Energy      Sep-92          Delaware         3.3%          Energy Management
                                                                                                               Systems


* Dormant



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                           Principal
      Company             Type of          Amount of        Issue     Cost     Person to        Collateral      Consideration
      Issuing            Security          Security          or        of     Whom Security     Given With      Received for
      Security            Issued            (000's)        Renewal   Capital   Was Issued        Security       Each Security
---------------------  --------------  ------------------ --------  --------  -----------   ----------------    -------------


Sweeny Cogeneration
  Limited Partnership    Loan Note          $54,829

Excel Energy           Senior Secured                                                        Patents & Related  $200,000 cash
   Technologies, Inc.    Debenture            200         6/12/97    10%         PSO           Technology        investment



      Company             Company           Amount
    Contributing         Receiving            of
      Capital             Capital         Capital Contribution
---------------------  --------------  ----------------------------

        None




ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions performed by reporting companies on behalf of associate companies

    Reporting           Associate                                       Direct       Indirect                 Total
     Company             Company                Types of                Costs         Costs                   Amount
    Rendering           Receiving                Services               Charged      Charged        Cost      Billed
     Services            Services                Rendered               (000's)      (000's)     of Capital  (000's)
------------------   -----------------      -----------------------  ------------ ------------ ------------ ---------

Excel Energy         Central and South      Systems - Pilot Program       $11                                  $11
 Technologies, Inc.   West Services, Inc.



Part II - Transactions performed by associate companies on behalf of reporting companies


    Associate          Reporting                                    Direct       Indirect                   Total
    Company            Company                 Types of              Costs         Costs                    Amount
    Rendering          Receiving               Services             Charged       Charged       Cost        Billed
    Services           Services                Rendered             (000's)       (000's)    of Capital     (000's)
------------------   -------------------     ------------------  ------------  ------------ ------------ ------------

CSW Energy, Inc.     Orange Cogeneration
                      Limited Partnership       Plant Services       $287          $146                      $433

CSW Energy, Inc.     Polk Power Partners, L.P.  Plant Services        309           147                       456


For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South
West Corporation with the Securities and Exchange Commission.





ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                        (Millions)
Total consolidated capitalization as of June 30, 1997                                 $8,214 line 1


Total capitalization multiplied by 15%                                                 1,232 line 2
(line 1 multiplied by 0.15)

Greater of $50 million or line 2                                                       1,232 line 3

Total current aggregate investment: (Beginning 4/1/97)
  (categorized by major line of energy-related business)
   Energy-related business category 8               QF                   55
   Energy-related business category 1       Energy Services               0
     Total current aggregate investment                                                   55 line 4
                                                                                -------------

Difference between the greater of $50 million or 15% of  capitalization and the total aggregate investment of the registered holding company system
 (line 3 less line 4)                                                                 $1,177 line 5
                                                                                =============



Investment in gas-related companies:
  Total current aggregate investment:
  (categorized by major line of gas-related business)
    Gas-related business category 1                                       0
    Gas-related business category 2                                       0
                                                                          -
      Total current aggregate investment                                                  $0
                                                                                =============




ITEM 5 - OTHER INVESTMENTS



                            Other               Other
    Major Line        Investment in Last   Investment in This
  of Energy-Related     U-9C-3 Report       U-9C-3 Report      Reason for Difference in
     Business            (000's) **            (000's)         Other Investment**
-------------------   ------------------  -------------------  -----------------------

Qualifying Facility                  $0                   $0   Amounts invested prior to April 1, 1997 are excluded from Item 4
Energy Services                       0                2,719   Amounts invested prior to April 1, 1997 are excluded from Item 4


** This  is the  initial  report  on Form  U-9C-3  of  Central  and  South  West
Corporation filed pursuant to Rule 58.





ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Balance sheets for quarter ended June 30, 1997
             CSW Development-I, Inc. (consolidated)
             CSW Ft. Lupton, Inc.
             Sweeny Companies (consolidated)


Income Statements as of the three months and six months ended June 30, 1997
             CSW Development-I, Inc. (consolidated)
             CSW Ft. Lupton, Inc.
             Note: No Income Statement for Sweeny Companies (Plant under construction)


Exhibits

Exhibit A - Contract between CSW Energy, Inc. and Orange Cogeneration Limited
            Partnership (Filed separately under a request for Confidential treatment)

Exhibit B - Contract between CSW Energy, Inc. and Polk Power Partners, L.P.
           (Filed separately under a request for Confidential treatment)

Exhibit C - Certificate of Central and South West Corporation

Please contact Ms. Lou Ann Lane at (214) 777-3890 with inquiries concerning this report.



                                          SIGNATURE

                                          Central and South West Corporation

                                          By: /s/ Lawrence B. Connors
                                              --------------------------
                                              (Name)

                                              Controller
                                              --------------------------
                                              (Title)

                                              August 29, 1997
                                              --------------------------
                                              (Date)